DKW LAW GROUP LLC

                          U.S. Steel Tower, 58th Floor
                                600 Grant Street
                         Pittsburgh, Pennsylvania 15219


                               September 26, 2005


United States Securities and Exchange Commission
Washington, D.C.   20549
Attention:  Mr. Jeffrey P. Riedler
            and
            Ms. Song Brandon

Re:      ATC Healthcare, Inc.
         Registration Statement on Form S-3
         File No. 333-127155

Ladies and Gentlemen:

         This letter is provided on behalf of our client, ATC Healthcare, Inc., the registrant, in connection with the above Registration Statement and in response to the Commission's comment letter dated August 9, 2005.

         Set forth below are the Commission's comment's on the Registration Statement followed by our responses.

                Plan of Distribution, page 15

                  1. We note your reference to Cornell Capital Partners as a selling shareholder and an underwriter in this section. It does not appear that Cornell Capital is using this registration statement to resale [resell] any of your securities. In that regard, please remove any reference to them from this section. In the alternative, explain to us why Cornell Capital is referenced in this section as a selling shareholder and an underwriter.

                Response: We have removed any reference to Cornell Capital Partners from this section.

                Available Information, page 18

                  2. Please revise to include the dates in [on] which the periodic reports you incorporate by reference were filed with the Commission.

                Response:  We have made the requested change.


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                                         U.S. Securities and Exchange Commission
                                                              September 26, 2005



                  3. Please revise to specifically incorporate by reference your Form 10-Q filed July 15, 2005 as well as any subsequent Form 10-Qs you may file prior to effectiveness of this registration statement.

                Response:  We have made the requested change.

                  4. Please also revise to specifically incorporate by reference all your Form 8-Ks you have filed to date after February 28, 2005. In this regard, we note you do not have to revise to specifically incorporate by reference those Form 8-Ks that are merely furnished as opposed to being filed with the Commission.

                Response:  We have made the requested change.

                  5. In addition, when incorporating information by reference, please include the file number of such previously filed document. See Rule 411(d) of Regulation C.

                Response: We have made changes to this section in accordance with the request.

         No  prospectus   will  be  used  before  the  effective   date  of  the
Registration Statement. We have therefore omitted the "Subject to Change" language from the cover page of the prospectus, as permitted by Instruction (10) to Paragraph (b)(3) of Item 501 of Regulation S-K, pursuant to Item 1 of Part I of the Commission's Form S-3.

         On September 14, 2005, we sold $1,250,000 of our convertible promissory notes due September 14, 2006 and related warrants. We used the exemptions from registration available under Section 4(2) of thee Securities Act of 1933, as amended, and Rule 506 of Regulation D, and under Section 4(6) of that Act. By their terms, those notes convert into shares of our common stock at the time a registration statement covering them goes effective. We have included those shares in the first amendment to the Registration Statement, which is being filed with the Commission.

         The inclusion of the shares of our common stock issued upon conversion of the above convertible notes affects the following parts of the Registration Statement.

         o        The calculation of the registration fee on the cover page.

         o        "The Offering" on page 1 of the prospectus.

         o        "Selling Shareholders" on pages 14-18 of the prospectus.

         We also have made changes to the following risk factors, all of which changes are indicated in the marked copy of the first amendment to the Registration Statement, which is being sent by overnight mail to the Commission.


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                                         U.S. Securities and Exchange Commission
                                                              September 26, 2005



         o In the risk factor entitled "Our Ability to Borrow..." on page 8 of the prospectus, we have added a sentence in the middle.

         o        On pages 10 and 11 of the prospectus, we have added a new risk
                  factor   entitled   "The    Continuously    Adjustable   Price
                  Feature...".

         o In the risk factor entitled "Our Failure to Meet..." on page 12 of the prospectus, we have modified a sentence in the middle.

         We are sending overnight to the Commission a marked copy of the first amendment to the Registration Statement, which is being filed with the Commission.

         Please contact the undersigned at 412.355.2960 with any questions.

         Thank you very much for your consideration.


                                                Very truly yours,


                                                /s/David J. Hirsch
                                                David J. Hirsch


  cc:    Mr. David Savitsky
         Chief Executive Officer
         ATC Healthcare, Inc.
         1983 Marcus Avenue
         Lake Success, New York  11042

         Mr. Andrew Reiben
         Senior Vice President, Finance
         ATC Healthcare, Inc.
         1983 Marcus Avenue
         Lake Success, New York  11042



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